UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Call and Agenda for the General Extraodinary Shareholders’ Meeting to be held on September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 2, 2020

Item 1

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO (the “Company”), pursuant to articles 182 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to a General Extraordinary Shareholders’ Meeting to take place at 12:00 P.M. on September 30, 2020 at the offices of the Company, located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, to address the matters listed on the following:

AGENDA

I.	Discussion and, if applicable, approval to carry out the merger of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico as the surviving company with Santander Vivienda, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander Mexico, as well as the approval of the plan of merger and merger agreement, and approval of the financial statements of the Company, based on which the merger is intended to take place.

II.	Granting of special powers to formalize the agreements adopted at the Meeting, including the execution of the merger agreement, as well as to carry out the necessary registrations in the Public Registry of Commerce of the corporate domicile and publish the necessary announcements.

III.	Designation of special delegates to formalize and carry out the resolutions adopted at the Meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of the Mexican Federal Tax Code. The Registry of Shareholders shall be closed three business days before the date of the Shareholders' Meeting.

Likewise, the information mentioned in the Agenda shall be at the shareholders’ disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph from the date of publication of this call, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders from the date hereof at the domicile of the Secretary of the Company previously mentioned.

Mexico City as of September 1st, 2020

Lic. Fernando Borja Mujica
Secretary of the Board of Directors